INTERNATIONAL ROYALTY CORPORATION

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN) SECTION 92 OF THE SECURITIES ACT (MANITOBA) SECTION 101 OF THE SECURITIES ACT (ONTARIO) SECTION 147.11 OF THE SECURITIES ACT (QUEBEC) SECTION 89 OF THE SECURITIES ACT (NEW BRUNSWICK) SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA) SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a)	The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. Scotia Plaza, 40 King Street West Suite 5500 Toronto, Ontario M5H 4A9

(b)	The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c)	The designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of one or more of the mutual funds or other client accounts managed by it, exercises control or direction over 6,002,800 common shares of International Royalty Corporation (“Int’l Royalty”) which represents an approximate 10.53% interest of the class, as of May 31, 2005.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

G&C, through one or more mutual funds or other accounts managed by it, exercises control or direction over 6,002,800 common shares of Int’l Royalty, representing an approximate 10.53% interest of the class.

(e)	The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Int’l Royalty acquired by G&C, on behalf of mutual funds or other accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g)	The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h)	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i)	Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 7th day of June, 2005.
GOODMAN & COMPANY, INVESTMENT COUNSEL LTD.
Per:	“Rohit Sehgal”

Name:	Rohit Sehgal
Title:	Vice-President, Counselling & Chief Investment Strategist